

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2012

<u>Via E-mail</u>
Steven L. Gerard
Chief Executive Officer
CBIZ, Inc.
6050 Oak Tree Boulevard, South
Suite 500
Cleveland, Ohio 44131

> **Re: CBIZ, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 001-32961**

Dear Mr. Gerard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 3. Legal Proceedings, page 17

1. Please confirm that in future filings you will include a detailed description of the relief sought in your material legal proceedings, including the specific amounts of damages sought, as applicable.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 24

2. We note that you present cash earnings and cash earnings per share data as non-GAAP measures. Please clarify whether you are using cash earnings and cash earnings per share as a liquidity measure. If so, please provide a reconciliation of cash earnings to cash flows from operations. In addition, we do not believe that non-GAAP liquidity measures should be presented on a per share basis (i.e., cash earnings per share). We refer you to Question 102.05 of the CD&I on "Non-GAAP Financial Measures" and Item 10(e) of Regulation S-K.

Consolidated Financial Statements

Revenue Recognition and Valuation of Unbilled Revenues, page F-11

3. We note that you offer a vast array of products and business services to your clients. Tell us your consideration of disclosing whether the significant deliverables in your arrangements qualify as separate units of accounting, and the reasons that they do not qualify as separate units of accounting, if applicable. In addition, your disclosures should discuss the significant factors, inputs, assumptions and methods used to determine the selling price (whether vendor-specific objective evidence, third-party evidence, or estimated selling price) of the significant deliverables. We refer you to the guidance in ASC 605-25-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Allicia Lam, Staff Attorney, at (202) 551-3316 or, Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief